[redacted]

08030046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Third Avenue
(No. and Street)

PROCESSED

New Brighton (City) PA (State) 15066-2012 (Zip Code)

MAR 2 1 2008

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMSON
FINANCIAL

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cottrill, Arbutina & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1475 Third Avenue (Address) New Brighton (City) PA (State) 15066 (Zip Code)

SEC
Mail Processing
Section

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 2 7 2008

Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cottrill, Arbutina & Associates, P.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

CFO
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacie L. Weckerly, Notary Public
New Brighton Boro, Beaver County
My Commission Expires July 27, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTUNE FINANCIAL SERVICES, INC.

NEW BRIGHTON, PENNSYLVANIA

DECEMBER 31, 2007

AUDIT REPORT

FORTUNE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplemental Information	9
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Auditor's Report on Internal Control Structure	11 - 13

Cottrill, Arbutina & Associates, P.C.
Certified Public Accountants

New Brighton
Pittsburgh
Peters Township
Website: www.cottrillarbutina.com

Independent Auditor's Report

To the Board of Directors
Fortune Financial Services, Inc.
New Brighton, PA 15066

We have audited the accompanying statement of financial position of Fortune Financial Services, Inc. as of December 31, 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Financial Services, Inc. at December 31, 2007 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COTTRILL, ARBUTINA & ASSOCIATES, P.C.
Certified Public Accountants

Cottrill, Arbutina & Associates, P.C.

New Brighton, PA 15066
February 18, 2008

Main Office: 1475 ThirdAvenue • New Brighton, Pennsylvania 15066 • Phone: 724-843-0165 • Fax: 724-843-6577

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current Assets		
Cash	$	498,848
Cash in Centralized Registration Depository Account		27,067
Investment - Stock (at cost)		4,600
Commissions Receivable		0
Commissions Receivable-30 Days Past Due		122,183
Total Current Assets	$	652,698
Equipment		
Equipment, at cost (less accumulated depreciation of $39,998)	$	34,873
Total Equipment	$	34,873
Total Assets	$	687,571

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses	$	6,234
Commissions Payable		122,183
Escrowed Deposits		103,000
Withholding Taxes Payable		5,996
Total Current Liabilities	$	237,413
Stockholders Equity		
Common Stock ($1 Par Value, 100 Shares Issued and Outstanding)	$	100
Paid-in Capital		46,747
Retained Earnings		1,939,828
Distributions to Shareholders		(1,536,517)
Total Stockholders' Equity	$	450,158
Total Liabilities and Stockholders' Equity	$	687,571

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 9,008,476
Interest	10,261
Mortgage Fees	36,314
Other Income	635,667
	$ 9,690,718
Expenses:	
Commissions and Fees	$ 7,730,007
Licenses	219,588
Salaries and Related Taxes	397,732
Occupancy	45,696
Communications	52,663
Depreciation	3,662
Other Expenses	265,886
	$ 8,715,234
Net Income	$ 975,484

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Amount	Paid-in Capital	Retained Earnings	Distributions to Shareholders	Total Stockholders' Equity
Balance at January 1, 2007	100	$ 100	$ 46,747	$ 964,344	$ (728,385)	$ 282,806
Issuance of Stock/Paid-in-Capital	0	0	0	0	0	0
Net Income	0	0	0	975,484	0	975,484
Distributions to Shareholders	0	0	0	0	(808,132)	(808,132)
Balance at December 31, 2007	100	$ 100	$ 46,747	$ 1,939,828	$ (1,536,517)	$ 450,158

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating Activities:		
Net Income (Loss)		$ 975,484
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 3,662	
Changes in Assets/Liabilities:		
(Increase) Decrease in Commissions Receivable	(32,482)	
Increase (Decrease) in Accrued Expenses	2,501	
Increase (Decrease) in Commissions Payable	32,482	
Increase (Decrease) in Escrowed Deposits for Spring Assessment	10,350	
Increase (Decrease) in Withholding Taxes Payable	3,714	
Total Adjustments		20,227
Net Cash Provided by Operating Activities		$ 995,711
Cash Flows from Investing Activities:		
Purchase of Investments	$ 0	
Purchase of Equipment	(26,481)	
Net Cash Used in Investing Activities		(26,481)
Cash Flows from Financing Activities:		
Issuance of Common Stock	$ 0	
Distributions to Shareholders	(808,132)	
Net Cash Used in Financing Activities		(808,132)
Net Increase (Decrease) in Cash		$ 161,098
Cash at Beginning of Year		364,817
Cash at End of Year		$ 525,915

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

NOTE 1 – NATURE OF ORGANIZATION

Fortune Financial Services, Inc. (the Company) is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. As an S Corporation, the Company is not subject to corporate income tax for federal and state filing purposes.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

NOTE 3-CASH

The Company has interest-bearing deposits all maintained in the same bank. Accounts are insured by the Federal Deposit Insurance Corporation, up to $100,000. On December 31, 2007 the Company's deposits in cash accounts exceeded federal depository insurance limits by approximately $454,472.

NOTE 4-COMMISSIONS RECEIVABLE

As of December 31, 2007, Commissions Receivable - 30 Days Past Due consisted of estimated revenues due from investment companies for commissions earned by Company representatives for transactions prior to December 31, 2007.

NOTE 5 – COMMISSIONS PAYABLE

As of December 31, 2007, Commissions Payable consisted of estimated 12b-1 fees payable to the Company's registered representatives for transactions prior to December 31, 2007. In accordance with SEC Rule 17a-3, this estimate is recorded in the current year.

NOTE 6 – RETIREMENT PLAN

The Company has adopted a Simple IRA retirement plan for employees. Employees are eligible to participate if they have received at least $5,000 in compensation during any two prior years and who are reasonably expected to receive at least $5,000 in compensation during the current year. The Company matches employee contribution up to 3% of gross wages. Retirement plan expense for the year ended December 31, 2007 was $6,314.

NOTE 7-COMPENSATED ABSENCES

The Company provides for vacation for its full time employees. This vacation renews at the employees date of hiring anniversary, but cannot be carried forward to the next year. The company cannot reasonably estimate future compensation. No estimates for future expenses have been reflected in the financial statements

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2007, the Company had net capital of $378,555 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .63 to 1.

NOTE 9 - STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

The Company had no subordinated borrowings at any time during the year ended December 31, 2007; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

NOTE 10 - SUPPLEMENTARY SCHEDULES REQUIRED UNDER RULE 15c3-3

The Company claims exemption k (1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

SCHEDULE I

FORTUNE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Net Capital		
Total Stockholders' Equity		$450,158
Deductions and/or Charges:		
Non-allowable Assets:		
Cash on hand	$ 63	
CRD Account	27,067	
NASDAQ Stock	4,600	
Equipment, Net	34,873	66,603
Net Capital		$383,555
Aggregate Indebtedness		
Accrued Expenses		$ 6,234
Commissions Payable		122,183
Escrowed Deposits		103,000
Withholding Taxes Payable		5,996
Total Aggregate Indebtedness		$237,413
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		$ 5,000
Excess Net Capital		$378,555
Excess Net Capital at 1000%		$359,814
Ratio: Aggregate Indebtedness to Net Capital		.63 to 1

No material difference from the Company's computation exists, therefore a reconciliation has not been included.

Cottrill, Arbutina & Associates, P.C.
Certified Public Accountants

New Brighton
Pittsburgh
Peters Township
Website: www.cottrillarbutina.com

Auditor's Report on Internal Control Structure

Board of Directors
Fortune Financial Services, Inc.
New Brighton, PA 15066

In planning and performing our audit of the financial statements and supplemental schedules of Fortune Financial Services, Inc., as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered Fortune Financial Services, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Fortune Financial Services, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Fortune Financial Services, Inc.'s internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Fortune Financial Services, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Fortune Financial Services, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Fortune Financial Services, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Fortune Financial Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Fortune Financial Services, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Main Office: 1475 ThirdAvenue • New Brighton, Pennsylvania 15066 • Phone: 724-843-0165 • Fax: 724-843-6577

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. We noted during our audit that there is no segregation of duties over the financial reporting. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Fortune Financial Services, Inc. as of and for the year ended December 31, 2007.

The Management of Fortune Financial Services, Inc. has indicated to us the following corrective action plan to mitigate the lack of segregation of duties over the financial reporting. One of the three managers will review all checks, initial the related source documents and will stamp the checks for signature before the clerical staff mails the checks. The payroll duties will be divided between the bookkeeper, a manager and Blake Daniels. The bookkeeper will write the payroll checks, record the general ledger payroll entries and will distribute the checks. The manager will authorize employee timesheets and approve payroll. Blake Daniels will sign employee contracts and will sign the payroll checks.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Fortune Financial Services Inc. practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

COTTRILL, ARBUTINA & ASSOCIATES, P.C.
Certified Public Accountants

Cottrill, Arbutina & Associates, P.C.

New Brighton PA 15066
February 18, 2008

END